

Mail Stop 4631

March 15, 2017

Via E-mail
Mr. Juan Figuereo
Chief Financial Officer
Revlon, Inc.
One New York Plaza
New York, NY 10004

> **Re:** **Revlon, Inc.**
> **Revlon Consumer Products Corporation**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Form 8-K Filed March 3, 2017**
> **File Nos. 1-11178 and 33-59650**

Dear Mr. Figuereo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed March 3, 2017

Exhibit 99.1

1. We have the following observations regarding the non-GAAP disclosures in your fourth quarter 2016 earnings release:
   - Your statement of "net sales growth across all segments" in the earnings release headline is inconsistent with the segment results table on page 3 and appears to be based on pro forma adjusted results excluding foreign currency translation impact. In this regard, we note that both the Consumer and Other segments had a decrease in the reported net sales in 2016.

- It appears that you provide earnings results discussion and analysis of only non-GAAP measures in the body of the release without providing a similar discussion and analysis of the comparable GAAP measures.

- The measure you refer to as "free cash flow" is adjusted for items in addition to what is commonly referred to as free cash flow.

Please revise future filings to use titles or descriptions for non-GAAP financial measures that accurately reflect the amounts presented or calculated, and are not the same as, or confusingly similar to, GAAP measures. Also, to the extent you continue to discuss your results based on non-GAAP measures, you should also provide the comparative measures determined according to GAAP with equal or greater prominence. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction